

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 20, 2007

Mr. Mathew Wong
Chief Financial Officer
Dejour Enterprises Ltd.
808 West Hastings Street, # 1100
Vancouver, BC CANADA V6C 2X4

> **Re:** **Dejour Enterprises Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 16, 2007**
> **Response letter submitted October 29, 2007**
> **File No. 1-33491**

Dear Mr. Wong:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A Filed October 29, 2007

General

1. In your response, please provide the representations requested towards the end of our letter of August 10, 2007.

Item 19. Exhibits

2.   We have considered your response to our prior comment number six. In your exhibits list, please specify the date on which each document was filed that contains the exhibits required by Item 19 of Form 20-F and the related instructions as to exhibits. We note that your response to us states that you filed these documents as exhibits to your amended Form 20-F, but we do not see that the exhibits were filed.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant